LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

April 26, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:     Mr. David Gessert, Staff Attorney

Re:	Eureka Homestead Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-230193)

Dear Mr. Gessert:

On behalf of Eureka Homestead Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated April 5, 2019, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

Form S-1 Filed March 11, 2019

Determination of Share Price and Number of Shares to be Issued, page 103

1.	In the first full paragraph on page 104, please explain why the fact that the members of the peer group are traded on an exchange means that they have a comparatively larger asset size than Eureka Homestead.

The disclosure on page 115 has been revised in response to the comment.

Report of Independent Registered Public Accounting Firm, page F-1

2.	Please revise to provide an audit report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and not the auditing standards of the PCAOB as currently indicated.

The audit report on page F-1 has been revised in response to the comment.

LUSE GORMAN, PC

Mr. David Gessert

Securities and Exchange Commission

April 26, 2019

Note 7 - Income Taxes, page F-25

3.	Please revise to more clearly identify which temporary differences represent deferred tax assets and deferred tax liabilities and include a total for both items. Refer to ASC 740-10-50-2 for guidance.

The disclosure on page F-26 has been revised in response to the comment.

General

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company’s proposed marketing materials are filed as Exhibit 99.4 to the Amended Form S-1. Additionally, we will provide the staff with any additional materials utilized pursuant to Section 5(d) of the Securities Act. It is not anticipated that any such materials will be utilized.

5.	Please file the prospectus supplement related to the Eureka Homestead 401(k) Plan participation interests with your next amendment. We may have additional comments following our review of this disclosure.

The prospectus supplement for the Eureka Homestead 401(k) Plan has been filed as part of the Amended Form S-1.

*          *          *

LUSE GORMAN, PC

Mr. David Gessert

Securities and Exchange Commission

April 26, 2019

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	Alan T. Heintzen, Chief Executive Officer
Cecil A. Haskins, Jr., President and Chief Financial Officer
Kip Weissman, Esq.